Exhibit 99.79

Laramide Enters into Toll Milling Agreement with Energy Fuels

TORONTO, Jan. 18, 2013 /CNW/ - Laramide Resources Ltd. ("Laramide") (TSX: LAM) and Energy Fuels Inc. ("Energy Fuels") (TSX: EFR) are pleased to announce that they have entered into a toll milling agreement, whereby Energy Fuels' White Mesa Mill will process all material produced from Laramide's 100% owned and operated La Sal II Uranium Mine Project in Utah.

The agreement has a two-year term with an optional three-year extension and commences in January 2013.

Under the terms of the agreement, Laramide will transport material produced at La Sal II to Energy Fuels' nearby White Mesa Mill for processing of up to 20,000 tons during the test phase. Laramide will pay to Energy Fuels the costs to mill its ore, a capital charge plus a toll milling fee per ton of ore, which will be partly linked to the long-term uranium price. Laramide's agreement with Energy Fuels accommodates additional ore production once La Sal II is permitted for full production.

"This agreement is a win-win situation for both Laramide and Energy Fuels, and we are pleased we entered into this transaction with them," said Marc Henderson, President and Chief Executive Officer, Laramide. "The considerable progress made at La Sal II over the past few years meets our stated objective of near-term production visibility from our U.S. asset base. We look forward to delivering on our next development and operational targets and for continuing recovery in the uranium markets," Mr. Henderson stated.

"Energy Fuels is happy to help bring the La Sal II mine into production," said Stephen P. Antony, President and CEO of Energy Fuels, "Laramide's production activities are positive for Energy Fuels' White Mesa Mill, and toll milling will continue to be a low-risk source of revenue for the company. This transaction also underscores the strategic importance of owning the only operating uranium mill in the US that is within trucking distance of a large resource base with significant historical production. Over time, we expect to grow this type of revenue source by signing toll milling and/or ore purchase arrangements with other uranium property owners in the region who will require the functionality of the White Mesa Mill in order to mine and generate revenue from their properties."

Energy Fuels will use samples from Laramide's bulk sample program to confirm metallurgical and mill compatibility and then process the 20,000 tons. The fully permitted bulk sample program allows Laramide to commence underground development activities, and with positive results, would allow for a commercial production decision at La Sal II.

The total tonnage will be negotiated at the completion of each 12 months production period for the subsequent full production year, dependent on mill availability.

Laramide has commenced a number of on-site programs at La Sal II and an operational update will be provided shortly.

The La Sal II Uranium Project is located in the Lisbon Valley Uranium District in San Juan County, Utah and was previously permitted and developed by Homestake. A ventilation raise at site and 1,200 metre access drive was completed by Homestake Mining Company in the early 1980s when Homestake delivered an estimated 46,000 tons of uranium ore to off-site mills. La Sal is located approximately 55 miles from Energy Fuels' White Mesa Mill in Blanding, Utah.

About Laramide Resources:

Laramide is engaged in the exploration and development of high-quality uranium assets. Its wholly owned uranium assets are in Australia and the United States. Laramide's portfolio of advanced uranium projects have been chosen for their production potential. Its flagship project, Westmoreland, in Queensland, Australia, is one of the largest projects currently held by a junior mining company. Its U.S. assets include La Jara Mesa in Grants, New Mexico, and La Sal in the Lisbon Valley district of Utah. Its portfolio also includes joint ventures in the Northern Territory, Australia, strategic equity positions and a portfolio of uranium royalties in the Grants Mineral District of New Mexico.

About Energy Fuels Inc.:

Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. Energy Fuels is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The White Mesa Mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and "Forward Looking Information" within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of Laramide and Energy Fuels and their respective projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "does not expect", "is expected", "is likely", "budget" "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Laramide and/or Energy Fuels to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described in the company's respective public documents available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and Laramide and Energy Fuels disclaim, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results , future events, circumstances, or if management's estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

SOURCE: Laramide Resources Ltd.

%SEDAR: 00003540E

For further information:

on Laramide, please visit the company's website at www.laramide.com or please contact:

Marc Henderson, President and CEO Toronto, Canada +1 (416) 599 7363

Greg Ferron, Vice-President, Corporate Development and IR Toronto, Canada +1 (416) 599 7363

For further information on Energy Fuels, please visit the company's website at www.energyfuels.com or please contact:

Curtis H. Moore, Director - Investor and Public Relations Lakewood, Colorado (303) 974-2154

CO: Laramide Resources Ltd.